Navios Maritime Acquisition Corporation Completes
Initial Public Offering
PIRAEUS, Greece, July 1, 2008 — Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA.U) announced today that it has closed its initial public offering of 25,300,000 units, including 3,300,000 units issued upon exercise of the underwriters’ over-allotment option. Each unit consists of one share of common stock and one warrant that entitles the holder to purchase one share of common stock. The units were sold at an offering price of $10.00 per unit, generating gross proceeds to the Company of $253,000,000.
Simultaneously with the closing of the initial public offering, the Company consummated a private placement of 7,600,000 warrants at a purchase price of $1.00 per warrant to its sponsor, Navios Maritime Holdings, Inc. (NYSE: NM). The initial public offering and the private placement generated gross proceeds to the Company in the aggregate of $260,600,000. The Company intends to use the net proceeds from the offering and the private placement to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, one or more assets or operating businesses in the marine transportation and logistics industries.
J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. acted as joint bookrunning managers and S. Goldman Advisors LLC acted as the co-manager for the initial public offering. The offering is being made only by means of a prospectus, copies of which may be obtained from J.P. Morgan Securities Inc., 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, Attention: Prospectus Department; telephone: (718) 242-8002, or e-mail at addressing.services@jpmorgan.com or from Deutsche Bank Securities Inc., Attention: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, telephone: (800) 503-4611 or e-mail at prospectusrequest@list.db.com.
In addition, the Company announced today that commencing on July 7, 2008, the Company expects that the holders of the Company’s units may elect to separately trade the common stock and warrants included in the Company’s units. Those units not separated will continue to trade on the New York Stock Exchange under the symbol NNA.U, and each of the common stock and warrants will trade on the New York Stock Exchange under the symbols NNA and NNA WS, respectively.
A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on June 25, 2008. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Navios Maritime Acquisition Corporation
Navios Maritime Acquisition Corporation is a newly organized special purpose acquisition company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, one or more assets or operating businesses in the marine transportation and logistics industries.

Forward Looking Statements — Safe Harbor
This press release may contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements inherently involve risks and uncertainties that are detailed in the Company’s prospectus and other filings with the Securities and Exchange Commission and, therefore, actual results could differ materially from those projected in the forward-looking statements. The Company assumes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Public & Investor Relations Contact:
Navios Maritime Acquisition Corporation
Investor Relations
+1.212.279.8820
investors@navios.com